UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-25434

CUSIP NUMBER 114340102

(Check one):	☐ Form 10-K ☒ Form 10-Q ☐ Form N-CSR	☐ Form 20-F ☐ Form 10-D	☐ Form 11-K ☐ Form N-SAR
For Period Ended: March 31, 2006
☐   Transition Report on Form 10-K
☐   Transition Report on Form 20-F
☐   Transition Report on Form 11-K
☐   Transition Report on Form 10-Q
☐   Transition Report on Form N-SAR
For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
PART II — RULES 12B-25(b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

PART I — REGISTRANT INFORMATION
Full Name of Registrant: Brooks Automation, Inc.
Former Name if Applicable:
Address of Principal Executive Office (Street and Number): 15 Elizabeth Drive
City, State and Zip Code: Chelmsford, MA 01824
PART II — RULES 12B-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)   ☐
(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and
(b)	The subject annual report, semi annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)
The board of directors of Brooks Automation, Inc. (the “Company”) has formed a special committee to review certain matters concerning stock options. The review is not complete.
Based on a report on May 10, 2006 from the special committee concerning the work done to date, the Company will be required to correct certain SEC filings, including particularly its financial statements contained in filings for some or all of the periods commencing in fiscal 1999 and ending in fiscal 2005. In light of the pending restatement, these financial statements, reported in SEC filings and elsewhere, and all earnings press releases and similar communications issued by the Company relating to fiscal years 1999 through 2005, should not be relied upon.
The Company believes that it accounted for certain matters concerning stock options incorrectly, and as a result recognized less compensation expense than it should have in periods prior to fiscal 2006. Based on the work done to date, the Company has not concluded whether there will be any errors that affect financial statements for fiscal 2006 or whether it made material accounting errors with respect to stock option grants made after fiscal 2002. The Company is in the process of determining the impact of the errors and evaluating the impact of this matter on its system of internal controls.
The Company has discussed its conclusions with its independent registered public accounting firm.
The Company expects to file the Form 10-Q for the period ending March 31, 2006 as soon as is practical after the special committee’s review is complete and after the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification.

Thomas S. Grilk	(978)	262-2400

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there? Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
On May 2, 2006, Brooks released its preliminary financial results for its second fiscal quarter ended March 31, 2006 and furnished the results on a current report on Form 8-K with the Securities and Exchange Commission. Brooks does not anticipate being able to estimate the degree to which the current period results will show a change from the prior period’s results until the special committee has completed its review.
Brooks Automation, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2006	By:	/s/ Thomas S. Grilk
		Name:	Thomas S. Grilk
		Title:	Senior Vice President, General Counsel and Secretary